EXHIBIT 11
       1.

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                           THE BANK OF NEW YORK COMPANY, INC.
                        Computation of Earnings Per Common Share
                            For the Years Ended December 31,


                                             1993        1992        1991
                                             ----        ----        ----
                                       (in millions, except per share amounts)
Weighted Average Number of Shares of
  Common Stock for Primary Computation       93          86          80

Shares Assumed to be Issued on Conversion:
  Debentures                                  6           6           2
  Cumulative Preferred Stock                  1           2           2
                                          -----       -----       -----

Weighted Average Number of Shares of
  Common Stock Assuming Full Dilution      100          94          84
                                          =====       =====       =====


Net Income                               $ 559       $ 393       $ 134

Dividend Requirements on Preferred Stock    25          33          32
                                         -----       -----       -----

Net Income Available to Common
 Shareholders                              534         360         102

Interest On Convertible Debentures,
 Net of Tax                                 10          11           4

Dividends on Convertible Preferred Stock     3           6           6
                                         -----       -----       -----

Net Income Available to Common Shareholders,
  Assuming Full Dilution                 $ 547       $ 377       $ 112
                                         =====       =====       =====

Earnings Per Share:
  Primary                                $5.74       $4.19       $1.27

  Fully Diluted                           5.44        4.00        1.34*


*Antidilutive

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